UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

LegalZoom.com, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

52466B103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons FPLZ I, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 23,854,788
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 23,854,788
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,854,788
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 12.1%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 197,048,778 shares of common stock outstanding as of October 31, 2021 as reported on the Issuer’s Form 10-Q, filed on November 10, 2021.

1.	Names of Reporting Persons FPLZ II, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,770,956
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,770,956
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,770,956
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 2.4%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 197,048,778 shares of common stock outstanding as of October 31, 2021 as reported on the Issuer’s Form 10-Q, filed on November 10, 2021.

1.	Names of Reporting Persons Francisco Partners GP V, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 28,625,744
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 28,625,744
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,625,744
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 14.5%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 197,048,778 shares of common stock outstanding as of October 31, 2021 as reported on the Issuer’s Form 10-Q, filed on November 10, 2021.

1.	Names of Reporting Persons Francisco Partners GP V Management, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 28,625,744
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 28,625,744
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,625,744
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 14.5%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 197,048,778 shares of common stock outstanding as of October 31, 2021 as reported on the Issuer’s Form 10-Q, filed on November 10, 2021.

1.	Names of Reporting Persons Francisco Partners Management, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 28,625,744
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 28,625,744
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,625,744
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 14.5%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 197,048,778 shares of common stock outstanding as of October 31, 2021 as reported on the Issuer’s Form 10-Q, filed on November 10, 2021.

Item 1(a).	Name of Issuer

LegalZoom.com, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

101 North Brand Boulevard, 11th Floor

Glendale, California

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	FPLZ I, L.P. (“FPLZ I”)

(ii)	FPLZ II, L.P. (“FPLZ II”)

(iii)	Francisco Partners GP V, L.P. (the “GP”)

(iv)	Francisco Partners GP V Management, LLC (the “UGP”)

(v)	Francisco Partners Management, L.P. (“FPM”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

One Letterman Drive

Building C, Suite 410

San Francisco, CA 94129

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.001 per share (“Common Shares”).

Item 2(e).	CUSIP Number

52466B103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

With respect to the reported securities: 23,854,788 Common Shares are held directly by FPLZ I and 4,770,956 Common Shares are held directly by FPLZ II. The GP is the general partner of each of FPLZ I and FPLZ II. The UGP is the general partner of the GP. FPM serves as the investment manager for each of FPLZ I and FPLZ II. As a result, each of FPM, the UGP, and the GP may be deemed to share voting and dispositive power over the Common Shares held, but each disclaims beneficial ownership. Additionally, voting and disposition decisions at FPM with respect to the Common Shares reported herein are made by an investment committee. The members of the investment committee may be deemed to have or share beneficial ownership of the Common Shares held, but each member of the investment committee disclaims beneficial ownership of the Common Shares reported herein. The filing of this Statement shall not be construed as an admission that any of the Reporting Persons or any member of FPM’s investment committee is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

FPLZ I, L.P.

By: Francisco Partners GP V, L.P., its general partner

By: Francisco Partners GP V Management, LLC, its general partner

/s/ Steve Eisner
Name: Steve Eisner
Title: General Counsel and Chief Compliance Officer

FPLZ II, L.P.

By: Francisco Partners GP V, L.P.,
its general partner

By: Francisco Partners GP V Management, LLC, its general partner

/s/ Steve Eisner
Name: Steve Eisner
Title: General Counsel and Chief Compliance Officer

Francisco Partners GP V, L.P.

By: Francisco Partners GP VManagement, LLC,
its general partner

/s/ Steve Eisner
Name: Steve Eisner
Title: General Counsel and Chief Compliance Officer

Francisco Partners GP V Management, LLC

/s/ Steve Eisner
Name: Steve Eisner
Title: General Counsel and Chief Compliance Officer

Francisco Partners Management, L.P.

/s/ Steve Eisner
Name: Steve Eisner
Title: General Counsel and Chief Compliance Officer

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 11, 2022